SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 11, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a copy of the following:

(1)    The Press Release issued on March 11, 2004

Amsterdam, 11 March 2004

Eric Bourdais de Charbonnière nominated member Supervisory Board ING Group

The Supervisory Board of ING Group intends to appoint Eric Bourdais de Charbonnière (1939, French) as a member of the Supervisory Board with effect from 27 April 2004.

Since September 2000, Eric Bourdais de Charbonnière is Chairman of the Supervisory Board of Michelin, after having been Michelin’s Chief Financial Officer for over ten years. Eric Bourdais de Charbonnière started his career with J.P. Morgan in 1965. He held various positions in Paris and New York (commercial banker, controller and treasurer) before he was appointed Chairman and Chief Executive Officer of J.P. Morgan in France (1981). He became Senior Vice President of J.P. Morgan Continental Europe in 1985 and was Executive Vice President of J.P. Morgan Europe from 1987 until 1990.

The appointment is subject to approval from the Dutch Central Bank and the Dutch Pensions and Insurance Supervisory Authority and will be an agenda item at the General Meeting of Shareholders of ING Group, to be held on Tuesday, 27 April 2004

After 27 April 2004, the Supervisory Board of ING Group will consist of:

Cor Herkströter, Chairman
Eric Bourdais de Charbonnière
Luella Gross Goldberg
Paul van der Heijden
Claus Dieter Hoffmann
Aad Jacobs
Wim Kok
Godfried van der Lugt
Paul Baron de Meester
Jan Timmer
Karel Vuursteen

Press information: Peter Jong, +31 20 541 5457

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: March 11, 2004